Exhibit 99.1

Altamira Therapeutics Provides Business Update, Reports Full Year 2023 Financial Results

●	Management to host conference call today, April 10, at 8.30 a.m. EDT

●	RNA delivery business progressing with new collaborations, potential new applications

●	Partnering of legacy assets underway as Company transitions to focused RNA delivery technology provider

●	Achieved 85% reduction in net loss to CHF 3.9 million and eliminated financial debt

●	Finished year with shareholders’ equity of CHF 6.5 million, improved by CHF 14.8 million

HAMILTON, BERMUDA -- April 10, 2024 -- Altamira Therapeutics Ltd. (“Altamira” or the “Company”) (Nasdaq:CYTO), a company dedicated to developing and commercializing RNA delivery technology for targets beyond the liver, today provided a business update and reported its full year 2023 financial results.

“Altamira emerged from the 2023 business year as a stronger and more focused company,” commented Thomas Meyer, Altamira Therapeutics’ founder, Chairman, and CEO. “We keep progressing with our RNA delivery business, concluding recently our second collaboration agreement with another exciting biotech company. With the recent partial spin-off of our Bentrio legacy business we took a significant first step on our journey towards becoming a fully focused RNA delivery company. We expect to complete the strategic repositioning of the Company through partnering the remaining legacy assets in 2024. At the same time, we managed to streamline our cost structure and strengthen our balance sheet by eliminating all financial debt and rebuilding shareholders’ equity. We look forward to moving to our next milestones in 2024.”

RNA Delivery Technology

In its future core business of RNA delivery, Altamira is progressing with the preclinical development of its peptide based OligoPhore™ and SemaPhore™ nanoparticle platforms. The technology allows for extrahepatic RNA delivery, in particular to sites of inflammation, a hallmark of cancer, inflammatory and autoimmune diseases. Once inside target cells, the nanoparticles disassemble and release their RNA payload at substantially higher rates than lipid nanoparticles (LNPs), the current industry standard. The platforms have been validated across more than 15 distinct animal disease models, utilizing both siRNA and mRNA, by various research groups world-wide.

The evidence for the versatility of Altamira’s RNA delivery platform keeps growing. In 2023, two in vivo studies performed by independent research groups using the SemaPhore platform showed promising results for mRNA treatment in cancer and osteoarthritis, respectively:

●	Upregulating ZBTB46 expression resulted in an immunostimulatory tumor microenvironment and restricted tumor growth; the effect was significantly potentiated when combined with anti-PD1 immune checkpoint inhibition.

●	Increasing DNMT3B protein expression resulted in reduced bone sclerosis, cartilage degeneration, synovitis and pain sensitivity following meniscal injury.

Another independent research group showed that insertion of the OligoPhore / SemaPhore peptide into adeno-associated virus (AAV) vectors significantly enhanced cell transduction. Recombinant AAVs are commonly used as carriers to introduce nucleic acids in cells for gene therapy.

Altamira is pursuing with the RNA delivery business a ‘picks and shovels’ strategy based on the licensing of its platform technology to partners in the biotech and pharma industry for use in their own RNA drug product development programs. The first such collaborations have been set up:

●	Heqet Therapeutics s.r.l., a spin-out from King’s College London, will test nanoparticles based on Altamira’s OligoPhore platform and comprising certain non-coding RNAs (ncRNAs) in the regeneration of damaged heart tissue following myocardial infarction in animal models.

●	Univercells Group will evaluate the use of the SemaPhore platform for the delivery of mRNA vaccines. Thanks to lower mRNA loss during cell entrance, Altamira’s technology may allow for using lower doses and thus result in potentially more effective and efficient vaccines.

Meanwhile, Altamira advanced work on its two flagship development programs AM-401, for the treatment of KRAS-driven tumors, and AM-411, for the treatment of rheumatoid arthritis. The Company aims to advance both programs to an Investigational New Drug (IND) filing with the FDA in 2025 and to out-license them either following the IND or after a Phase 1 clinical trial at the latest. For the AM-401 program, Altamira filed a patent application with the United States Patent and Trade Office (USPTO) to provide broad coverage of different KRAS mutations in cancer treatment with nanoparticles comprising the OligoPhore platform and a single siRNA sequence, polyKRASmut. In vitro data confirmed the ability of polyKRASmut siRNA to knock down G12C, G12V, G12D, G12R, G12A, and A146T, which account for the majority of KRAS mutations in pancreatic, colorectal and non-small cell lung cancer.

Bentrio® Nasal Spray

In the context of its strategic pivot towards RNA delivery, Altamira divested in November 2023 a 51% stake in its subsidiary Altamira Medica AG (“Medica”) to a Swiss private equity investor for a cash consideration of approximately $2.3 million. Apart from the raise of non-dilutive cash, the transaction generated a financial gain of CHF 5.2 million. Altamira will be entitled to receive 25% of the future licensing income of Medica and of Medica’s value appreciation in case of a sale, which captures an additional share of the business’ upside potential.

Bentrio is a drug free, preservative free nasal spray for the treatment of allergic rhinitis and is the key asset of Medica. In a pivotal trial with 100 seasonal allergic rhinitis patients in Australia self-treatment with Bentrio for two weeks resulted in a statistically significantly lower symptom score than treatment with a saline nasal spray, the current standard of care in drug free allergy management. In addition, Bentrio treated patients showed a significantly better health-related quality of life and required less often the use of relief medication.

Bentrio is marketed primarily through distributors. Medica expects sales to grow significantly, primarily driven by the launch of Bentrio in additional countries. In 2024, Medica’s partner Nuance Pharma will aim for market approval in Mainland China and South Korea. Medica will initially supply Bentrio to Nuance and may receive development and commercial milestones of up to $3 million and up to $19.5 million, respectively. Once Nuance assumes local production of Bentrio, it will pay to Medica a staggered royalty on net sales at a high-single to low-double-digit percentage. In Scandinavia, Pharma Nordic launched the product in Q1 2024. In addition, discussions and negotiations for distribution in the US, Europe and other key markets are ongoing.

Inner Ear Therapeutics

Altamira expects to make further progress in 2024 with the strategic repositioning by partnering its inner ear therapeutics assets. Discussions are most advanced regarding AM-125, a patented nasal spray for the treatment of acute vestibular syndrome (AVS), a very frequent type of dizziness, which may be developed also for various other disorders of the central nervous system. AM-125 is a reformulation of betahistine, a histamine analog, which in the traditional oral formulation is the standard of care treatment for vertigo in many countries around the world. A phase 2 clinical trial in Europe demonstrated that a four-week treatment course with AM-125 in AVS patients was well tolerated and helped to accelerate vestibular compensation enabling patients to regain balance and recover faster. In the U.S., where oral betahistine exceptionally has not been marketed for decades, Altamira received in summer 2023 IND clearance from the FDA. Altamira invested so far about $18 million in project AM-125. Apart from AM-125, the inner ear legacy assets further comprise early and late stage development programs in tinnitus and hearing loss.

Full Year 2023 Financial Results and Outlook

Following the partial divestiture of the Bentrio business, related activities have been reclassified and are reported as discontinued operations. Continuing operations thus comprise the RNA delivery development programs as well as those related to AM-125.

●	Total operating loss from continuing operations decreased from CHF 18.0 million in 2022 to CHF 5.9 million in 2023. Research and development expenses were CHF 3.0 million in 2023 vs. CHF 14.6 million in 2022. Excluding a one-time non-cash write-off (impairment) of capitalized development expenditures for the AM-125 project based on impairment testing under IFRS, research and development expenses rose 32.9% from 2022. General and administrative expenses decreased from CHF 3.4 million in 2022 to CHF 3.1 million in 2023.

●	Discontinued operations in 2023 showed a profit of CHF 3.4 million compared to a loss of CHF 7.9 million in 2022. The improvement reflects an accounting gain of CHF 5.2 million on the disposal of the Bentrio business as well as substantially lower operating expenses.

●	The Company’s net loss for 2023 was CHF 3.9 million compared with CHF 26.5 million in 2022, a decrease of 85.4%.

●	Cash used in operations rose from CHF 8.7 million in 2022 to CHF 11.5 million in 2023 primarily due to the normalization of net working capital; investing activities provided CHF 1.4 million in 2023 (reflecting mainly the Bentrio transaction) compared to a cash drain of CHF 2.1 million in 2022. Financing activities provided CHF 10.6 million in 2023 vs. CHF 9.8 million in 2022. Cash and cash equivalents on December 31, 2023 totaled CHF 0.62 million compared with CHF 15 thousand at December 31, 2022.

●	Shareholders’ equity swung from a deficit of CHF 8.3 million at the end of 2022 to a positive CHF 6.5 million by December 31, 2023. Total liabilities were reduced from CHF 14.6 million at year-end 2022 to CHF 1.2 million at year-end 2023; at this point no more financial debt was outstanding (year-end 2022: CHF 5.9 million).

Altamira expects its regular total funding requirements for operations and financial obligations in 2024 to be in the range of CHF 6.5 to 7.5 million (i.e. without any potential proceeds from partnering). During the first quarter of 2024, the Company raised $2.0 million from share issuances under the “at the market” program with H.C. Wainwright and the equity line with Lincoln Capital Partners. Altamira expects to cover its remaining funding needs through the partnering of its legacy assets and / or the sale of equity or convertible debt securities.

FY2023 Investor Teleconference Details

Altamira’s Senior Management will hold an investor call today, Wednesday, April 10, 2024, at 8:30 a.m. EDT to discuss its business update and full-year 2023 results.

●	Event: Altamira Therapeutics Full Year 2023 Financial Results and Business Update Call

●	Date: Wednesday, April 10, 2024

●	Time: 8:30 am EDT

●	Webcast URL: https://edge.media-server.com/mmc/p/ijjfu6tm

Registration for Call

https://register.vevent.com/register/BI2e385f19fe9e405ca2c190f33b9b8e34

●	Upon registering you will receive the dial-in info and a unique PIN to join the call as well as an email confirmation with the details.

●	Select a method for joining the call.

●	Dial-In: A dial in number and unique PIN are displayed to connect directly from your phone.

●	Call Me: Enter your phone number and click “Call Me” for an immediate callback from the system. The call will come from a US number.

Conference Call Replay

A replay of the call will be available after the live event and accessible through the webcast link:

https://edge.media-server.com/mmc/p/ijjfu6tm

Consolidated Statement of Profit or Loss and Other Comprehensive Income/(Loss)
For the Years Ended December 31, 2023 and 2022
(in CHF)

	2023	20221)
Other operating income	255,589	9,327
Research and development	(3,035,413)	(14,621,570)
General and administrative	(3,136,275)	(3,401,676)
Operating loss	(5,916,099)	(18,013,919)
Finance income	354,093	565,399
Finance expense	(1,668,475)	(1,211,042)
Share of loss of an associate	(39,557)	-
Loss before tax	(7,270,038)	(18,659,562)
Income tax gain/(loss)	-	7,919
Net loss from continuing operations	(7,270,038)	(18,651,643)
Discontinued operations:
Profit/(loss) after tax from discontinued operations	3,400,865	(7,876,768)
Net loss attributable to owners of the Company	(3,869,173)	(26,528,411)
Other comprehensive income/(loss):
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability, net of taxes of CHF 0	31,163	441,277
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0	208,848	61,046
Share of other comprehensive income of an associate	6,869	-
Other comprehensive income/(loss), net of taxes of CHF 0	246,880	502,323
Total comprehensive loss attributable to owners of the Company	(3,622,293)	(26,026,088)
Loss per share2)
Basic and diluted loss per share	(7.88)	(582.58)
Basic and diluted loss per share from continuing operations	(14.80)	(409.60)

1)	Revised for the reclassification of the Bentrio business as discontinued operations in 2022.

2)	Weighted average number of shares outstanding: 2023: 491,258; 2022: 45,536.

Consolidated Statement of Financial Position
As of December 31, 2023 and 2022
(in CHF)

	December 31, 2023	December 31, 2022
ASSETS
Non-current assets
Property and equipment	1	1
Right-of-use assets	80,110	445,827
Intangible assets	3,893,681	3,893,681
Other non-current financial assets	80,001	194,263
Investment in an associate	2,417,312	-
Total non-current assets	6,471,105	4,533,772

Current assets
Inventories	-	11,644
Trade receivables	-	6,525
Other receivables	74,823	755,987
Prepayments	283,832	709,266
Derivative financial instruments	247,090	270,176
Cash and cash equivalents	617,409	15,395
Total current assets	1,223,154	1,768,993

Total assets	7,694,259	6,302,765

EQUITY AND LIABILITIES
Equity
Share capital	2,646	236,011
Share premium	20,102,873	192,622,406
Foreign currency translation reserve	4,399,200	258,044
Accumulated deficit	(18,046,002)	(201,431,272)
Total shareholders’ (deficit)/equity attributable to owners of the Company	6,458,717	(8,314,811)

Non-current liabilities
Non-current lease liabilities	-	343,629
Employee benefit liability	346,628	336,206
Deferred income	-	932,200
Deferred tax liabilities	-	125,870
Total non-current liabilities	346,628	1,737,905

Current liabilities
Loan	-	5,869,797
Current lease liabilities	99,659	117,856
Trade and other payables	440,414	4,914,404
Accrued expenses	348,841	1,977,614
Total current liabilities	888,914	12,879,671
Total liabilities	1,235,542	14,617,576
Total equity and liabilities	7,694,259	6,302,765

About Altamira Therapeutics

Altamira Therapeutics (Nasdaq: CYTO) is developing and supplying peptide-based nanoparticle technologies for efficient RNA delivery to extrahepatic tissues (OligoPhore™ / SemaPhore™ platforms). The Company currently has two flagship siRNA programs using its proprietary delivery technology: AM-401 for KRAS driven cancer and AM-411 for rheumatoid arthritis, both in preclinical development beyond in vivo proof of concept. The versatile delivery platform is also suited for mRNA and other RNA modalities and made available to pharma or biotech companies through out-licensing. In addition, Altamira holds a 49% stake (with additional economic rights) in its commercial-stage legacy asset Bentrio®, an OTC nasal spray for allergic rhinitis. Further, the Company is in the process of partnering / divesting its inner ear legacy assets. Founded in 2003, Altamira is headquartered in Hamilton, Bermuda, with its main operations in Basel, Switzerland. For more information, visit: https://altamiratherapeutics.com/

Forward-Looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements other than historical facts and may include statements that address future operating, financial or business performance or Altamira’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “outlook” or “continue”, or the negative of these terms or other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the success of strategic transactions, including licensing or partnering, with respect to Altamira’s legacy assets, Altamira’s need for and ability to raise substantial additional funding to continue the development of its product candidates, the clinical utility of Altamira’s product candidates, the timing or likelihood of regulatory filings and approvals, Altamira’s intellectual property position and Altamira’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Altamira’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Altamira’s Annual Report on Form 20-F for the year ended December 31, 2023, and in Altamira’s other filings with the Securities Exchange Commission (“SEC”), which are available free of charge on the SEC’s website at: www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All forward-looking statements and all subsequent written and oral forward-looking statements attributable to Altamira or to persons acting on behalf of Altamira are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made, and Altamira does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law.

Investor Contact:

Hear@altamiratherapeutics.com